Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

Almaden Minerals Ltd.

For the three and nine months ended September 30, 2019

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Almaden Minerals Ltd. (“the Company”) for the three and nine months ended September 30, 2019 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by CPA Canada for a review of the condensed consolidated interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.

Condensed consolidated interim statements of financial position

(Unaudited - Expressed in Canadian dollars)

	September 30, 2019	December 31, 2018
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 12)	1,373,536	5,080,580
Gold in trust (Note 8)	2,357,889	-
Accounts receivable and prepaid expenses (Note 4)	226,835	404,416
	3,958,260	5,484,996

Non-current assets
Right-of-use assets (Note 5)	303,580	-
Property, plant and equipment (Note 6)	13,816,825	13,764,928
Exploration and evaluation assets (Note 7)	57,223,514	54,678,470
	71,343,919	68,443,398
TOTAL ASSETS	75,302,179	73,928,394

LIABILITIES
Current liabilities
Trade and other payables (Note 10(b))	917,683	1,128,407
Current portion of lease liabilities (Note 5)	118,279	-
	1,035,962	1,128,407

Non-current liabilities
Long-term portion of lease liabilities (Note 5)	202,520	-
Gold loan payable (Note 8)	2,499,726	-
Derivative financial liabilities (Note 8)	424,364	-
Deferred income tax liability	1,434,882	1,434,882
	4,561,492	1,434,882
Total liabilities	5,597,454	2,563,289

EQUITY
Share capital (Note 9)	127,022,366	127,022,366
Reserves (Note 9)	17,689,952	16,706,832
Deficit	(75,007,593)	(72,364,093)
Total equity	69,704,725	71,365,105
TOTAL EQUITY AND LIABILITIES	75,302,179	73,928,394

Commitments (Note 13)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on November 14, 2019.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/Mark T. Brown
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of comprehensive loss

(Unaudited - Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Expenses	$	$	$	$
Professional fees	134,049	158,423	536,886	430,973
Salaries and benefits (Note 10(b))	403,721	412,070	1,252,791	1,168,212
Travel and promotion	53,719	66,340	196,258	216,625
Depreciation (Note 6)	6,091	7,188	18,107	20,973
Office and license (Note 10(b))	7,292	33,367	68,463	110,422
Rent (Note 10(b))	-	47,367	-	129,348
Amortization of right-of-use assets (Note 5)	30,358	-	91,074	-
Occupancy expenses (Note 5)	11,312	-	28,249	-
Interest expense on lease liabilities (Note 5)	7,776	-	25,187	-
Arrangement fee on gold loan payable (Note 8)	-	-	50,000	-
Finance costs on gold loan payable (Note 8)	85,202	-	127,173	-
Listing and filing fees	11,677	38,748	212,086	184,466
Insurance	15,773	19,046	50,323	48,933
Directors’ fees (Note 10(a))	-	-	70,000	70,000
Share-based payments (Note 9(c) and 10(a))	684,680	64,760	933,120	1,069,860
	1,451,650	847,309	3,659,717	3,449,812

Other income (loss)
Interest and other income (Note 10(b))	260,915	228,023	742,168	577,060
Finance fees	(72,883)	-	(72,883)	-
Unrealized loss on derivative financial liabilities (Note 8)	(7,426)	-	(51,858)	-
Unrealized gain on gold in trust	56,697	-	298,276	-
Unrealized foreign exchange on gold loan payable	1,850	-	1,850	-
Realized gain on sale of gold in trust	112,704	-	112,704	-
Foreign exchange gain (loss)	392	(11,755)	(14,040)	184,586
	352,249	216,268	1,016,217	761,646
Total comprehensive loss for the period	(1,099,401)	(631,041)	(2,643,500)	(2,688,166)

Basic and diluted net loss per share (Note 11)	(0.01)	(0.01)	(0.02)	(0.03)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of cash flows

(Unaudited - Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Operating activities
Net loss for the period	(1,099,401)	(631,041)	(2,643,500)	(2,688,166)
Items not affecting cash
Depreciation	6,091	7,188	18,107	20,973
Amortization of right-of-use assets	30,358	-	91,074	-
Arrangement fee on gold loan payable	-	-	50,000	-
Finance costs on gold loan payable	85,202	-	127,173	-
Unrealized loss on derivative financial liabilities	7,426	-	51,858	-
Unrealized gain on gold in trust	(56,697)	-	(298,276)	-
Realized gain on sale of gold in trust	(112,704)	-	(112,704)	-
Unrealized foreign exchange on gold loan payable	(1,850)	-	(1,850)	-
Share-based payments	684,680	64,760	933,120	1,069,860
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(16,923)	(4,843)	177,581	46,261
Trade and other payables	27,681	176,047	(232,565)	(5,575)
Net cash used in operating activities	(446,137)	(739,983)	(1,839,982)	(1,556,647)
Investing activities
Deposit on mill equipment	-	-	-	(7,694,900)
Property, plant and equipment – purchase	-	(798,305)	(70,004)	(802,803)
Exploration and evaluation assets – costs	(669,475)	(2,023,433)	(2,523,203)	(6,507,667)
Net cash used in investing activities	(669,475)	(2,821,738)	(2,593,207)	(15,005,370)
Financing activities
Net proceeds on gold in trust	800,000	-	800,000	-
Issuance of shares, net of share issue costs	-	(95,411)	-	8,846,086
Repayment of lease liabilities	(27,462)	-	(73,855)	-
Net cash from (used in) financing activities	772,538	(95,411)	726,145	8,846,086

Change in cash and cash equivalents	(343,074)	(3,657,132)	(3,707,044)	(7,715,931)
Cash and cash equivalents, beginning of period	1,716,610	12,275,735	5,080,580	16,334,534
Cash and cash equivalents, end of period	1,373,536	8,618,603	1,373,536	8,618,603
Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of changes in equity

(Unaudited – Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2018	102,199,625	118,054,463	14,848,874	679,402	15,528,276	(68,852,426)	64,730,313
Share-based payments	-	-	1,069,860	-	1,069,860	-	1,069,860
Private placements, net	9,440,000	8,846,086	-	-	-	-	8,846,086
Finders' warrants issued pursuant to private placement	-	(36,566)	-	36,566	36,566	-	-
Total comprehensive loss for the period	-	-	-	-	-	(2,688,166)	(2,688,166)
Balance, September 30, 2018	111,639,625	126,863,983	15,918,734	715,968	16,634,702	(71,540,592)	71,958,093
Share-based payments	-	-	238,880	-	238,880	-	238,880
Private placements, net	-	(7,645)	-	-	-	-	(7,645)
Shares issued for cash on exercise of stock options	23,000	16,560	-	-	-	-	16,560
Fair value of cash stock options transferred to share capital	-	6,670	(6,670)	-	(6,670)	-	-
Shares issued on cashless exercise of stock options	64,094	-	-	-	-	-	-
Shares issuance cost on cashless exercise of options	-	(17,282)	-	-	-	-	(17,282)
Fair value of cashless stock options transferred to share capital	-	160,080	(160,080)	-	(160,080)	-	-
Total comprehensive loss for the period	-	-	-	-	-	(823,501)	(823,501)
Balance, December 31, 2018	111,726,719	127,022,366	15,990,864	715,968	16,706,832	(72,364,093)	71,365,105
Share-based payments	-	-	933,120	-	933,120	-	933,120
Fair value of warrants issued for arrangement fee on gold loan payable	-	-	50,000	-	50,000	-	50,000
Total comprehensive loss for the period	-	-	-	-	-	(2,643,500)	(2,643,500)
Balance, September 30, 2019	111,726,719	127,022,366	16,973,984	715,968	17,689,952	(75,007,593)	69,704,725

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2019
Unaudited - Expressed in Canadian dollars

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002. The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation properties in Canada and Mexico. The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and evaluating mineral projects and its principal asset is the Ixtaca precious metals project located on its Tuligtic claim in Mexico. The Company has not yet determined whether this project has economically recoverable mineral reserves. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties, and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.	Basis of presentation

(a)	Statement of Compliance with International Financial Reporting Standards (“IFRS”)

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The Company adopted IFRS 16, Leases ("IFRS 16") on January 1, 2019. Changes to significant accounting policies are described in Note 3.

(b)	Basis of preparation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2018. However, this interim financial report provides selected significant disclosures that are required in the annual audited consolidated financial statements under IFRS.

Except as described below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2018.

The changes in accounting policies are also expected to be reflected in the Company's consolidated financial statements as at and for the year ending December 31, 2019.

Certain amounts in prior years have been reclassified to conform to the current period presentation.

6

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2019
Unaudited - Expressed in Canadian dollars

3.	Significant Accounting Policies

In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three and nine months ended September 30, 2019 are not necessarily indicative of the results that may be expected for the year ending December 31, 2019.

New accounting policy adopted during the period

The Company adopted IFRS 16 on January 1, 2019. A number of other new standards are also effective from January 1, 2019; however, were not deemed to have a material impact on the Company's financial statements.

IFRS 16 Leases

In January 2016, the IASB released IFRS 16, which is requires to be applied for years beginning on or after January 1, 2019, and which supersedes IAS 17 Leases (“IAS 17”). Effective January 1, 2019, the Company adopted this new accounting standard. The most significant effect of the new standard will be the lessee’s recognition of the initial present value of unavoidable future lease payments as right-of-use (“ROU”) assets and lease liabilities on the statement of financial position, including those for most leases that would currently be accounted for as operating leases. Both leases with durations of 12 months or less and leases for low-value assets may be exempted.

The Company has office leases for its headquarter in Vancouver, British Columbia. In the context of the transition to IFRS 16, ROU assets of $394,654 and lease liabilities of $394,654 were recognized as at January 1, 2019, in accordance with the modified retrospective approach. As a transitional practical expedient permitted by IFRS 16 as at January 1, 2019, only contracts that were previously identified as leases applying IAS 17 and IFRIC 4, Determining Whether an Arrangement Contains a Lease, were assessed as part of the transition to the new standard. Only contracts entered into (or modified) after January 1, 2019 have been assessed for being, or containing, leases applying the criteria of the new standard.

The application of IFRS 16 requires the Company to make judgments that affect the valuation of the lease liabilities and the valuation of ROU assets. These include: determining contracts that are within the scope of IFRS 16; determining the contract term; and determining the interest rate used for the discounting of future cash flows.

The ROU assets are recognized initially at the value of lease liabilities at recognition with any prepaid payments, initial direct costs and dismantling costs less any lease incentives received. Re-measurements will not be applied by the Company subsequently, except for assessment for impairment, where appropriate.

7

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2019
Unaudited - Expressed in Canadian dollars

3.	Significant Accounting Policies (Continued)

IFRS 16 Leases (Continued)

The lease term determined by the Company comprises the non-cancellable period of lease contracts; the period covered by an option to extend the leases, if the Company is reasonably certain to exercise that option; and the periods covered by an option to terminate the lease, if the Company is reasonably certain not to exercise that option. The amortization rate of ROU assets is based on the lease term determined. The present value of the lease payment is determined using the discount rate representing the weighted average incremental borrowing rate the Company could secure. There are no restrictions or covenants imposed by the Company’s leases.

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	September 30,	December 31,
	2019	2018
Accounts receivable (Note 10(b))	$116,879	$300,700
Prepaid expenses	109,956	103,716
	$226,835	$404,416

During the period ended September 30, 2019, the Company recorded value added taxes of $226,432 (December 31, 2018 - $444,994) included in exploration and evaluation assets, as the value added tax relates to certain projects and is expected to be recovered when the assets are sold (Note 7).

5.	Right-of-use assets and lease liabilities

The Company has lease agreements for its headquarter office space in Vancouver, B.C. Upon transition to IFRS 16, the Company recognized $394,654 of ROU assets and $394,654 of lease liabilities.

The lease liability at January 1, 2019 can be reconciled to the operating lease obligations as of December 31, 2018 as follows:

Operating lease obligations as of December 31, 2018	$613,764
Discounting using the January 1, 2019 incremental borrowing rate (1)	(84,579)
Operating lease obligations as of January 1, 2019	529,185
Less: Non-lease components	(134,531)
Lease liabilities recognized as of January 1, 2019	$394,654

(1)	The lease liabilities were discounted using an incremental borrowing rate as at January 1, 2019 of 9.5% per annum.

8

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2019
Unaudited - Expressed in Canadian dollars

5.	Right-of-use assets and lease liabilities (Continued)

Lease liabilities – January 1, 2019	$394,654
Less: lease payments	(99,042)
Interest expense	25,187
320,799
Less: current portion of lease liabilities	(118,279)
Long-term portion of lease liabilities – September 30, 2019	$202,520

The continuity of ROU assets for the nine months ended September 30, 2019 is as follows:

ROU assets
January 1, 2019	$394,654
Less: amortization of ROU assets	(91,074)
September 30, 2019	$303,580

During the nine months ended September 30, 2019, the Company recognized amortization of ROU assets of $91,074, interest expense on lease liabilities of $25,187 and occupancy expenses of $28,249.

6.	Property, plant and equipment

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2018	158,219	248,896	196,767	51,760	245,647	13,673,883	14,575,172
Additions	-	2,450	584	-	-	66,970	70,004
September 30, 2019	158,219	251,346	197,351	51,760	245,647	13,740,853	14,645,176

December 31, 2018	138,928	223,878	172,300	49,845	225,293	-	810,244
Depreciation	3,460	5,751	5,556	287	3,053	-	18,107
September 30, 2019	142,388	229,629	177,856	50,132	228,346	-	828,351

Carrying amounts
December 31, 2018	19,291	25,018	24,467	1,915	20,354	13,673,883	13,764,928
September 30, 2019	15,831	21,717	19,495	1,628	17,301	13,740,853	13,816,825

9

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2019
Unaudited - Expressed in Canadian dollars

7.	Exploration and evaluation assets

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$

Acquisition costs:
Opening balance - (December 31, 2018)	9,159,951	1	9,159,952
Additions	280,660	-	280,660
Closing balance - (September 30, 2019)	9,440,611	1	9,440,612

Deferred exploration costs:
Opening balance - (December 31, 2018)	45,518,518	-	45,518,518
Costs incurred during the period
Drilling and related costs	148,693	-	148,693
Professional/technical fees	66,123	-	66,123
Claim maintenance/lease costs	165,420	-	165,420
Geochemical, metallurgy	119,399	-	119,399
Technical studies	710,735	-	710,735
Travel and accommodation	388,323	-	388,323
Geology, geophysics and exploration	173,956	-	173,956
Supplies and miscellaneous	19,964	-	19,964
Environmental and permit	245,339	-	245,339
Value-added tax (Note 4)	226,432	-	226,432
Total deferred exploration costs during the period	2,264,384	-	2,264,384
Closing balance - (September 30, 2019)	47,782,902	-	47,782,902
Total exploration and evaluation assets	57,223,513	1	57,223,514

The following is a description of the Company’s most significant property interests and related spending commitments:

(a)	Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

(b)	Other Property

The Company holds a 40% carried interest in the Logan property located in the Yukon Territory, Canada. The project is carried at a nominal value of $1.

10

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2019
Unaudited - Expressed in Canadian dollars

8.	Gold loan payable

The Company has entered into a secured gold loan agreement (“Gold Loan”) with Almadex Minerals Ltd. (“Almadex” or the “Lender”) pursuant to which Almadex has agreed to loan up to 1,597 ounces of gold bullion to the Company. The approximate value of this gold as at May 14, 2019 was US$2,072,060 or $2,790,858.

Under the terms of the Gold Loan, the Company will be entitled to draw-down the gold in minimum 400 ounce tranches. At any given time, the amount of gold ounces drawn multiplied by the London Bullion Market Association (“LBMA”) AM gold price in US dollars, plus any accrued interest or unpaid fees, shall constitute the Loan Value.

The maturity date for the Gold Loan is March 31, 2024, and can be extended by two years at the discretion of the Company (the “Term”). Repayment of the Loan Value shall be made either through delivery of that amount of gold drawn, or through the issuance of common shares of the Company (“Shares”), according to the Lender’s discretion. Mandatory prepayment shall be required in the event that the Company’s Ixtaca gold-silver project located in Puebla State, Mexico (the “Ixtaca Project”) enters into commercial production during the Term, requiring the Company to deliver 100 gold ounces per month to the Lender. In addition, the Company has the right to pre-pay the Loan Value at any time without penalty, in either gold bullion or Shares as chosen by the Lender, and the Lender has the right to convert the Loan Value into Shares at any time during the Term. The conversion rate is equal to 95% of the 5 trading day volume weighted average price of the Share on the Toronto Stock Exchange or an equivalent.

The interest rate of the Gold Loan is 10% of the Loan Value per annum, calculated monthly, paid in arrears. Interest payments can either be accrued to the Loan Value, or paid by the Company in cash or gold bullion. A standby fee of 1% per annum, accrued quarterly, will be applied to any undrawn amount on the Gold Loan.

In addition, the Company has issued Almadex 500,000 transferable share purchase warrants (“Warrants”), with an exercise price of $1.50 per Share and expiry date of May 14, 2024 as an arrangement fee to cover the administrative costs of setting up the credit facility. These warrants were valued at $50,000 using the Black-Scholes option-pricing model with the following assumptions: expected life of five years, risk-free interest rate of 1.54%, expected dividend yield of 0% and expected volatility of 44%.

Security for the loan is certain equipment related to the Rock Creek Mill, which is not required for the Ixtaca Project. The Gold Loan includes industry standard provisions in the event of default, material breach and change of control.

11

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2019
Unaudited - Expressed in Canadian dollars

8.	Gold loan payable (Continued)

The Company has determined that the Gold Loan contains multiple derivatives which are embedded in the US dollar denominated debt instrument. As the convertible Gold Loan is denominated in US dollars and is convertible into common shares based upon a variable Canadian dollar conversion rate, the fixed for fixed criteria is not met. As such, the conversion option cannot be classified as an equity instrument and is deemed to have no value. The embedded derivative from indexation of the loan principal portion to the movement in the price of gold is classified as a derivate financial liability and is marked to market at each period end using the Black-Scholes option-pricing model. At inception, the following assumptions were used: expected life of five years, risk-free interest rate of 1.57% and expected volatility of 11.06%. The convertible Gold loan payable is classified as a financial liability and has been designated at amortized cost. Accordingly, the Gold Loan was recorded at fair value at inception and is subsequently measured at amortized cost using the effective interest method, recognizing interest expense on an effective yield basis.

As at September 30, 2019, Almadex has deposited the full 1,597 ounces of gold bullion and Almaden has drawn 400 ounces on the account. The fair value of the embedded derivative for the period ended September 30, 2019 increased by $51,858 based on the following assumptions used in the Black-Scholes option-pricing model: expected life of 4.50 years, risk-free interest rate of 1.57% and expected volatility of 11.91%.

On September 27, 2019, the Company received $800,000 on sale of 400 ounces of gold in trust and has recorded a gain on sale of gold in trust of $112,704.

Gold loan payable, May 14, 2019	$2,790,858
Less derivative financial liabilities on initial recognition	(378,324)
Accrued interest expense	6,740
Accrued standby fees	9,587
Accretion expenses	110,846
Foreign exchange difference	(39,981)
Gold loan payable, September 30, 2019	$2,499,726

Derivative financial liabilities, May 14, 2019	$378,324
Change in fair value through profit & loss	51,858
Foreign exchange difference	(5,818)
Derivative financial liabilities, September 30, 2019	$424,364

12

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2019
Unaudited - Expressed in Canadian dollars

9.	Share capital and reserves

(a)	Authorized share capital

At September 30, 2019, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Warrants

The continuity of warrants for the nine months ended September 30, 2019 is as follows:

	Exercise	December 31,				September 30,
Expiry date	price	2018	Issued	Exercised	Expired	2019
June 1, 2019	$ 2.00	295,734	-	-	(295,734)	-
August 7, 2019	$ 2.00	1,259,704	-	-	(1,259,704)	-
August 7, 2019	$ 1.35	10,411	-	-	(10,411)	-
June 1, 2020	$ 2.45	4,928,900	-	-	-	4,928,900
June 7, 2020	$ 1.35	192,450	-	-	-	192,450
June 7, 2022	$ 1.35	4,720,000	-	-	-	4,720,000
May 14, 2024	$ 1.50	-	500,000	-	-	500,000
Warrants outstanding and exercisable		11,407,199	500,000	-	(1,565,849)	10,341,350
Weighted average exercise price		$1.91	$1.50	-	$2.00	$1.88

The fair value of the warrants issued during the period ended September 30, 2019 was estimated on the issue date using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	1.54%
Expected life	5.00 years
Expected volatility	44.25%
Expected dividend yield	Nil
Weighted average fair value per warrant	$0.10

(c)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At September 30, 2019, the Company had reserved 1,165,672 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the nine months ended September 30, 2019 vested on the grant date.

13

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2019
Unaudited - Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(c)	Share purchase option compensation plan (Continued)

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

The continuity of stock options for the nine months ended September 30, 2019 is as follows:

Expiry date	Exercise price	December 31, 2018	Granted	Exercised	Expired	September 30, 2019
January 2, 2019	$ 1.04	375,000	-	-	(375,000)	-
March 17, 2019	$ 1.35	207,000	-	-	(207,000)	-
May 4, 2019	$ 1.99	175,000	-	-	(175,000)	-
May 19, 2019	$ 1.84	75,000	-	-	(75,000)	-
June 12, 2019	$ 1.89	75,000	-	-	(75,000)	-
July 2, 2019	$ 1.32	150,000	-	-	(150,000)	-
July 2, 2019	$ 1.19	60,000	-	-	(60,000)	-
July 2, 2019	$ 1.34	1,427,000	-	-	(1,427,000)	-
September 19, 2019	$ 1.40	1,160,000	-	-	(1,160,000)	-
April 10, 2020	$ 1.03	90,000	-	-	-	90,000
April 30, 2020	$ 1.53	500,000	-	-	-	500,000
April 30, 2020	$ 1.14	100,000	-	-	-	100,000
April 30, 2020	$ 1.04	100,000	-	-	-	100,000
June 8, 2020	$ 0.98	2,180,000	-	-	-	2,180,000
September 30, 2020	$ 1.25	1,095,000	-	-	-	1,095,000
September 30, 2020	$ 0.83	106,000	-	-	-	106,000
September 30, 2020	$ 0.79	170,000	-	-	-	170,000
December 13, 2020	$ 0.86	762,000	-	-	-	762,000
February 7, 2021	$ 1.11	300,000	-	-	-	300,000
February 7, 2021	$ 0.84	-	425,000	-	-	425,000
March 29, 2021	$ 1.08	400,000	-	-	-	400,000
March 29, 2021	$ 0.90	-	100,000	-	-	100,000
May 6, 2021	$ 0.69	-	557,000	-	-	557,000
July 7, 2021	$ 0.80	-	1,612,000	-	-	1,612,000
August 13, 2021	$ 1.01	-	150,000	-	-	150,000
September 16, 2021	$ 0.90	-	1,160,000	-	-	1,160,000
December 12, 2021	$ 1.00	200,000	-	-	-	200,000
Options outstanding and exercisable		9,707,000	4,004,000	-	(3,704,000)	10,007,000
Weighted average exercise price		$ 1.19	$ 0.83	-	$ 1.38	$ 0.97

14

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2019
Unaudited - Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(c)	Share purchase option compensation plan (Continued)

Total share-based payment as a result of options granted and vested during the period ended September 30, 2019 was $933,120 (2018 - $1,069,860).

The fair value of the options granted during the period ended September 30, 2019 was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	1.62%
Expected life	2.00 years
Expected volatility	47.95%
Expected dividend yield	Nil
Weighted average fair value per option	$0.23

10.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer, Vice President Operations & Projects, and the Vice President, Corporate Development. The net aggregate compensation paid or payable to key management for services after recovery from Azucar Minerals Ltd. (“Azucar”) and Almadex (Note 10 (b)) is as follows:

	Three months ended September 30,			Nine months ended September 30,
	2019		2018	2019		2018

Salaries and benefits	$163,373	(1)	$207,555	$518,591	(1)	$618,484
Share-based payments	499,580		56,610	693,520		919,660
Directors’ fees	-		-	70,000		70,000
	$662,953		$264,165	$1,282,111		$1,608,144

(1)	Effective May 1, 2019, the Chairman has deferred payment of his salary of $8,000 per month. The Company owes $24,000 and $40,000 respectively during the three and nine months ended September 30, 2019 to the Chairman and $40,000 is recorded in accounts payable as at September 30, 2019.

(b)	Administrative Services Agreement

Effective August 1, 2015, the Company recovers a portion of expenses from Azucar pursuant to an administrative services agreement between the Company and Azucar.

Effective May 18, 2018, the Company also recovers a portion of expenses from Almadex pursuant to the administrative service agreements between the Company and Almadex.

15

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2019
Unaudited - Expressed in Canadian dollars

10.	Related party transactions and balances (Continued)

(b)	Administrative Services Agreement (continued)

During the three months ended September 30, 2019, the Company received $172,029 (2018 - $116,087) from Azucar for administrative services fees included in other income and received $86,452 (2018 - $75,535) from Almadex for administrative services fees included in other income.

During the nine months ended September 30, 2019, the Company received $478,393 (2018 - $345,390) from Azucar for administrative services fees included in other income and received $239,192 (2018 - $111,990) from Almadex for administrative services fees included in other income.

At September 30, 2019, included in accounts receivable is $76,957 (December 31, 2018 - $170,181) due from Azucar and $39,921 (December 31, 2018 - $116,268) due from Almadex in relation to expense recoveries.

(c)	Other related party transactions

At September 30, 2019, the Company accrued $44,430 (December 31, 2018 - $37,533) payable to Almadex for drilling equipment rental services in Mexico.

During the three and nine months ended September 30, 2019, the Company employed the Chairman’s daughter for a salary of $10,325 and $30,975 less statutory deductions (2018 - $10,325 and $30,975) for marketing and administrative services provided to the Company.

11.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the three months ended September 30, 2019 was based on the loss attributable to common shareholders of $1,099,401 (2018 - $631,041) and a weighted average number of common shares outstanding of 111,726,719 (2018 - 111,639,625).

The calculation of basic net loss per share for the nine months ended September 30, 2019 was based on the loss attributable to common shareholders of $2,643,500 (2018 - $2,688,166) and a weighted average number of common shares outstanding of 111,726,719 (2018 - 106,210,761).

The calculation of diluted net loss per share for the three and nine months ended September 30, 2019 and 2018 did not include the effect of stock options and warrants, as they were considered to be anti-dilutive.

16

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2019
Unaudited - Expressed in Canadian dollars

12.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

	Nine months ended September 30,
Investing and financing activities	2019	2018
Right-of-use assets	(394,654)	-
Gold in trust	(2,790,858)	-
Gold loan payable	2,412,534	-
Derivative financial liabilities	378,324	-
Fair value of finders’ warrants – share issue cost	-	36,566
Transfer from deposit on mill equipment to property, plant and equipment	-	12,618,109
Lease liabilities	394,654	-

As at September 30, 2019, $716,008 of exploration and evaluation asset costs are included in trade and other payables (December 31, 2018 - $694,167).

Supplemental information regarding the split between cash and cash equivalents is as follows:

	September 30, 2019	December 31, 2018
Cash	$1,373,536	$2,580,580
Term Deposits	-	2,500,000
	$1,373,536	$5,080,580

13.	Commitments

The Company has entered into operating leases for office premises effective April 1, 2017 through to March 31, 2022.

As at September 30, 2019, the remaining payments for the operating leases are due as follows:

	2019	2020	2021	2022	2023	Total
Office leases	$44,926	$191,512	$192,336	$48,084	-	$476,858

14.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Except for derivative financial liabilities, the Company does not carry any financial instruments at fair value.

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

17

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2019
Unaudited - Expressed in Canadian dollars

14.	Financial instruments (Continued)

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and Mexican peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at September 30, 2019, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$163,221	$243,334
Gold in trust	2,357,889	-
Total assets	$2,521,110	$243,334

Trade and other payables	$493,002	$211,457
Gold loan payable	2,499,726	-
Derivative financial liabilities	424,364	-
Total liabilities	$3,417,092	$211,457

Net assets	$(895,982)	$31,877

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $90,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $3,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large financial institutions, located in both Canada and Mexico. Cash equivalents mature at less than ninety days during the twelve months following the statement of financial position date. The Company’s excise tax included in accounts receivable and prepaid expenses consists primarily of sales tax due from the federal government of Canada.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at September 30, 2019, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

18

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2019
Unaudited - Expressed in Canadian dollars

14.	Financial instruments (Continued)

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no debt bearing variable interest rate.

A 1% change in the interest rate would change the Company’s net loss by $14,000.

(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

(f)	Classification of financial instruments

IFRS 13 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Gold loan payable	2,499,726	-	-	2,499,726
Derivative financial liabilities	-	424,364	-	424,364

19

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2019
Unaudited - Expressed in Canadian dollars

15.	Management of capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future. There were no changes to the Company’s approach to the management of capital during the period.

16.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	September 30, 2019	December 31, 2018
Canada	$375,580	$86,372
United States	13,740,853	13,673,883
Mexico	57,227,486	54,683,143
	$71,343,919	$68,443,398

20